09040927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 3 0 2009
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Ledgemont Capital Markets LLC
FKA
W. Quillen Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 East 57th Street, 8th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Whitney Quillen **(212) 223-0188**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Whitney Quillen** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W. Quillen Securities** ,as of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113106
Qualified in New York County
Commission Expires 7/19/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member of
W. QUILLEN SECURITIES:

We have audited the accompanying statement of financial condition of W. QUILLEN SECURITIES as of December 31, 2008 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. Quillen Securities as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 25, 2009

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

W. QUILLEN SECURITIES

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2008

ASSETS

Cash	$	26,949
Deposit held by clearing firm		14,967
Marketable securities, at fair value		2,084,883
Accounts receivable		77,974
Prepaid expenses and other assets		19,663
Furniture, equipment, and leasehold improvements (less depreciation of $113,261)		134,863
Security deposit		15,000
Total assets	$	2,374,299

LIABILITIES

Accounts payable and accrued expenses	$	70,649
Securities sold, not yet purchased, at fair value		487,500
Due to clearing firm		319,427
Note payable		350,000
Total liabilities		1,227,576

MEMBER'S EQUITY

Retained earnings		1,190,719
Unrealized (loss) on securities		(43,996)
Total member's equity (statement attached)		1,146,723
	$	2,374,299

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Loss from principal trading transactions		$ (1,191,307)
Commissions		780,888
Private placement fee income		140,000
Advisory services		73,750
Interest and dividend income		122,979
Other income		5,771
		(67,919)
Expenses:		
Employee compensation and benefits	$ 494,455	
Commission expense	54,735	
Clearing and execution expenses	98,408	
Rent	145,000	
Professional fees	91,636	
Trading systems	87,782	
Interest expense	78,048	
Office expense	33,728	
Travel and entertainment	31,864	
Charitable contributions	30,250	
Depreciation	25,997	
Regulatory fees	10,019	
Training and education	8,467	
Other expenses	9,024	1,199,413
NET (LOSS) (TO STATEMENT OF CHANGES IN MEMBER'S EQUITY)		$ (1,267,332)

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	RETAINED EARNINGS	UNREALIZED (LOSS) ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2008	$ 593,928	$ (29,456)	$ 564,472
Member equity contributions	1,864,123		1,864,123
Net (loss) (statement attached)	(1,267,332)		(1,267,332)
Unrealized (loss) on securities arising during the period		(14,540)	(14,540)
BALANCE AT DECEMBER 31, 2008 (TO STATEMENT OF FINANCIAL CONDITION)	$ 1,190,719	$ (43,996)	$ 1,146,723

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net (loss)		$ (1,267,332)
Adjustments to reconcile net (loss) to net cash (used) for operating activities:		
Depreciation	$ 25,997	
Decrease in deposit held by clearing firm	256,848	
(Increase) in marketable securities, at fair value	(2,085,800)	
(Increase) in accounts receivable	(72,813)	
Decrease in prepaid expenses and other assets	37,536	
(Decrease) in accounts payable and accrued expenses	(552,981)	
Increase in securities sold, not yet purchased, at fair value	487,500	
Net change in due to/from clearing firm	512,504	(1,391,209)
Net cash (used) for operating activities		(2,658,541)
Cash flows from investing activities - Purchase of furniture, fixtures and equipment		(1,542)
Cash flows from financing activities:		
Proceeds from notes payable		1,170,000
Proceeds form repayment of loan to member		192,877
Member equity contributions		1,044,123
Net cash provided by financing activities		2,407,000
(DECREASE) IN CASH AND CASH EQUIVALENTS		(253,083)
Cash and cash equivalents - January 1, 2008		280,032
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2008		$ 26,949

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ 68,673

NON-CASH FINANCING ACTIVITIES

Member's assumption of loans payable converted to member's equity contribution	$ 820,000

The notes to financial statements
are made a part hereof.

W. QUILLEN SECURITIES

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

ORGANIZATION AND NATURE OF BUSINESS:

W. QUILLEN SECURITIES (the "Company") is a New York Limited Liability Company formed on December 12, 2001. Effective July 25, 2002, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority. The Company's revenue is derived principally from commissions received on security trades executed for customers, fees earned from private placements of equity securities and from trading marketable securities for their own account.

On March 24, 2009, the sole member of the Company, Mr. Quillen, sold his membership interest to a merchant bank and the Company changed its name to Ledgemont Capital Markets LLC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

REVENUE RECOGNITION - Commission revenue and related expenses are recorded on a trade date basis which is the date the transaction is executed.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over estimated useful lives of 5 to 10 years.

MARKETABLE SECURITIES - Securities owned and securities sold, not yet purchased are recorded on trade date and are valued at fair value in accordance with SFAS 157 as described below. Unrealized gains and losses from securities designated as held for investment are reflected in the statement of changes in member's equity.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

INCOME TAXES - The Company is a Limited Liability Company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return and pays all Federal and state taxes associated with the operation of the Company. However, the Company conducts activities in New York City which imposes an unincorporated business tax on net income.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007 which includes this audit report.

The Company must categorize its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

At December 31, 2008, the fair value of marketable securities are determined by reference to quoted prices in active markets for identical assets or liabilities (level 1).

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements at December 31, 2008 are as follows:

Furniture..................................	$ 25,368
Equipment................................	23,160
Leasehold improvements............	199,596
	248,124
Less depreciation.......................	(113,261)
Total......................................	$ 134,863

NOTE PAYABLE:

In May 2008, the Company obtained a $750,000 loan from a family member of the member of the Company that was due August 31, 2008 with interest at 6% per annum due monthly. On that date, the note was modified and reduced to $350,000 payable on December 31, 2009, with interest at 12.8572% per annum due monthly and the member of the Company assumed personal liability for $400,000 due on the original note. This amount is included in member equity contributions on the statement of changes in member's equity.

On February 1, 2009, the $350,000 loan payable, as mentioned above, was assumed by the member of the Company and recorded as a member equity contribution in 2009.

In October 2008, the Company obtained a $420,000 loan from a family member of the member of the Company. The note is due December 31, 2009 with interest at 16.07% per annum due monthly. The note was modified and the member of the Company assumed personal liability for the $420,000 due on the original note. This amount is included in member equity contributions on the statement of changes in member's equity.

INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2008, such temporary differences resulted from net operating loss carryforwards totaling approximately $350,000 that may be offset against future income through 2028. However, no tax benefit has been recorded in the 2008 financial statements because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the approximate $14,000 tax benefit of the carryforward loss has been offset by a valuation allowance of the same amount. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward.

NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and further requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 the Company had net capital of $399,056 which was $229,056 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.85 to 1.

W. QUILLEN SECURITIES

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2008

COMMITMENT AND RELATED PARTY TRANSACTIONS:

The Company sub-leases office space from an entity in which the member of the Company is a partner. The lease term expired December 31, 2008 and has been renewed to September 30, 2010. The rent expense for the year ended December 31, 2008 was $145,000 and the Company maintains a security deposit of $15,000 with the lessor.

The minimum lease payments due for the following two years are as follows:

Year ending December 31,	
2009	$120,000
2010	90,000
Total	210,000

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2008 were settled subsequent to the balance sheet date with no resulting liability to the Company.

All the marketable in securities, deposit held by clearing firm and amount due to clearing firm reflected in the statement of financial condition are positions with and amounts due from and to two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the course of the year ended December 31, 2008, the bank balances on occasion were in excess of the FDIC insurance limit.

W. QUILLEN SECURITIES

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2008

Total member's equity		$ 1,146,723
Deductions for non-allowable assets:		
Accounts receivable	$ 77,974	
Prepaid expenses and other assets	19,663	
Furniture, equipment and leasehold improvements, net	134,863	
Security deposits	15,000	247,500
Net capital before haircuts		899,223
Haircuts:		
Trading securities	(271,842)	
Options	(95,734)	
Undue concentration	(132,591)	(500,167)
NET CAPITAL		399,056
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 299,056
Aggregate indebtedness		$ 740,076
Ratio of aggregate indebtedness to net capital		1.85

See the accompanying Independent Auditor's Report.

W. QUILLEN SECURITIES

RECONCILIATION OF NET CAPITAL PER ORIGINAL FOCUS REPORT TO NET CAPITAL PER AUDITED REPORT

AS AT DECEMBER 31, 2008

Net capital per original focus report	$ 445,794
Change in net income from the original focus report to audited report	391,849
Decrease in non-allowable assets	61,580
Change in haircuts on securities:	
Investment securities	(271,842)
Options	(95,734)
Undue concentration	(132,591)
Net Capital Per Audited Report	$ 399,056

See the accompanying Independent Auditor's Report

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member of W. QUILLEN SECURITIES:

In planning and performing our audit of the financial statements and supplementary information of W. QUILLEN SECURITIES (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fanfarde, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 25, 2009